Filed by Star Peak Corp II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Star Peak Corp II

Commission File No. 001-39835

Benson Hill Awarded Overall FoodTech Company of the Year Honors by AgTech Breakthrough Awards

Company Recognized for Second Consecutive Year as the Leading Platform

Driving the Plant-Based Revolution

ST. LOUIS, MO – August 18, 2021 – Benson Hill, Inc. (the “Company” or “Benson Hill”), a food technology company unlocking the natural genetic diversity of plants with its cutting-edge food innovation engine, today announced it has been selected as winner of the “Overall FoodTech Company of the Year” award in the 2021 AgTech Breakthrough Awards conducted by AgTech Breakthrough, a leading market intelligence organization that recognizes the top companies, technologies and products in the global AgTech market today. Benson Hill was previously honored in the awards’ inaugural year for “2020 AI-based AgTech Solution of the Year.”

Benson Hill has developed CropOS®, a technology platform that combines data analytics and artificial intelligence with food science and plant biology to leverage the vast, untapped natural genetic diversity within plants to optimize nutrition, flavor profiles and yield. The proprietary technology can enable the design of novel seeds that Benson Hill then intends to use to create food and ingredient options with quality characteristics such as greater nutrition density and better taste. The Company also seeks innovative solutions with fewer food processing steps and reduced reliance on food additives, all while conserving resources.

The platform uses predictive analytics to simulate millions of genetic outcomes for plants while referencing an ever-expanding data library. The technology aims to shave years off the traditional crop breeding process in order to shorten the time to market and decreases development costs for new food and ingredient products.

“It is an honor to be recognized by AgTech Breakthrough for two consecutive years, which signifies support for our vision to create food and ingredients that are better from the beginning: for people, farmers and the planet,” said Matt Crisp, Chief Executive Officer of Benson Hill. “I am incredibly proud of the Benson Hill team, who together are building the modern and resilient food system of the future – one that responds to climate change and meets consumer demand for high-quality, more nutritious, and sustainably made food ingredients.”

Benson Hill’s products and integrated model have been designed to contribute to food system sustainability, establishing top-to-bottom best practices for the entire food industry. Evolving beyond the traditional commodity model that functions at a single level and relies on multiple tiers of data to inform products, the Company’s integrated system is being built to allow for direct contact at each level of the supply chain, unlocking environmental and social benefits on the farm and at all stages of production.

The Company is currently working on a pipeline of soy and pea products with the potential to significantly reduce off-flavors, increase protein content and ultimately displace the need for expensive, energy- and water-intensive processing steps typically required to produce protein ingredients used in plant-based meat alternatives.

"Once again, Benson Hill has demonstrated its immense progress and ongoing potential to address challenges throughout the supply chain, from plant to plate by leveraging data, AI technology and insights to help farmers and the food system improve productivity and reduce environmental impacts," said Bryan Vaughn, Managing Director of AgTech Breakthrough Awards. “Benson Hill’s approach is tailored to meet consumer demand and link the interests of both growers and consumers, which has been a historical divide in the food system. We want to offer our heartiest congratulations to Benson Hill on winning the ‘Overall FoodTech Company of the Year’ award for 2021.”

The mission of the annual AgTech Breakthrough Awards program is to conduct the industry’s most comprehensive analysis and evaluation of agricultural and food technology categories, including Internet-of-Things (IoT) and Artificial Intelligence (AI) based agricultural technologies, farm management, indoor farming, food quality, data analytics and many more. This year's program attracted more than 1,500 nominations from over 15 different countries throughout the world.

About Benson Hill

Benson Hill moves food forward with the CropOS® platform, a cutting-edge food innovation engine that combines data science and machine learning with biology and genetics. Benson Hill empowers innovators to unlock nature’s genetic diversity from plant to plate, with the purpose of creating healthier, great-tasting food and ingredient options that are both widely accessible and sustainable. More information can be found at bensonhill.com or on Twitter at @bensonhillinc. On May 10, 2021, Benson Hill announced a definitive business combination agreement with Star Peak Corp II (NYSE: STPC) (“Star Peak”). Upon the closing of the business combination, Benson Hill will become publicly traded on the New York Stock Exchange under the new ticker symbol “BHIL”. Additional information about the transaction can be viewed at: https://bensonhill.com/investors/ or https://stpc.starpeakcorp.com/.

About AgTech Breakthrough Awards

Part of Tech Breakthrough, a leading market intelligence and recognition platform for global technology innovation and leadership, the AgTech Breakthrough Awards program is devoted to honoring excellence in agricultural technologies, services, companies and products. The AgTech Breakthrough Awards program provides a forum for public recognition around the achievements of AgTech companies and solutions in categories including farm management, indoor farming, automation, IoT and robotics, food quality, analytics and more. For more information visit AgTechBreakthrough.com.

Additional Information
This communication is being made in respect of a proposed merger (the “Merger”) and related transactions (the “proposed transactions”) involving Star Peak and Benson Hill. The proposed transactions will be submitted to stockholders of Star Peak for their consideration and approval at a special meeting of stockholders. In addition, Benson Hill will solicit written consents from its stockholders for approval of the proposed transactions. In connection with the proposed transactions, Star Peak has filed a Registration Statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which includes a proxy statement to be distributed to Star Peak stockholders in connection with Star Peak’s solicitation for proxies for the vote by Star Peak’s stockholders in connection with the proposed transactions and other matters as described in such Registration Statements and a prospectus relating to the offer of the securities to be issued to Benson Hill’s stockholders in connection with the completion of the Merger. After the Registration Statement has been declared effective, Star Peak will mail a definitive proxy statement / prospectus and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. Investors, Star Peak’s stockholders and other interested parties are advised to read, when available, the preliminary proxy statement, and any amendments thereto, and the definitive proxy statement in connection with Star Peak’s solicitation of proxies for its special meeting of stockholders to be held to approve the proposed transaction because the proxy statement / prospectus will contain important information about the proposed transaction and the parties to the proposed transaction. Stockholders will also be able to obtain copies of the proxy statement / prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Star Peak Corp II, 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

No Offer or Solicitation
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation
Star Peak and Benson Hill and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Star Peak’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Registration Statement that has been filed with the SEC by Star Peak, which includes the proxy statement / prospectus for the proposed transaction. Information regarding the directors and executive officers of Star Peak is contained in Star Peak’s filings with the SEC, and such information is also in the Registration Statement that has been filed with the SEC by Star Peak, which includes the proxy statement / prospectus for the proposed transaction.

Forward-Looking Statements
Certain statements in this communication may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Star Peak’s or Benson Hill’s future financial or operating performance. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Star Peak and its management, and Benson Hill and its management, as the case may be, are inherently uncertain factors that may cause actual results to differ materially from current expectations include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against Star Peak, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Star Peak, to obtain financing to complete the business combination or to satisfy other conditions to closing; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet the New York Stock Exchange’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Benson Hill as a result of the announcement and consummation of the business combination; 7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that Benson Hill or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Benson Hill’s estimates of its financial performance; 12) the impact of the COVID-19 pandemic and its effect on business and financial conditions; and 13) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Star Peak’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 31, 2021, in the Registration Statement containing the proxy statement / prospectus relating to the proposed business combination, and other documents filed or to be filed with the SEC by Star Peak. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. There may be additional risks that Star Peak and Benson Hill presently do not know or that Star Peak and Benson Hill currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Star Peak nor Benson Hill undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Media Contact

Benson Hill

Melanie Bernds
Benson Hill
314-605-6363
mbernds@bensonhill.com

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